[Letterhead of Sutherland Asbill & Brennan LLP]

July 9, 2010

VIA EDGAR

Mr. Kevin C. Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Full Circle Capital Corporation
Registration Statement on Form N-2
Filed April 26, 2010
File No. 333-166302

Dear Mr. Rupert:

On behalf of Full Circle Capital Corporation (the “Company”), set forth below are the Company’s responses to the additional oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 28, 2010 with respect to the Company’s registration statement on Form N-2 (File No. 333-166302), filed with the Commission on April 26, 2010 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses.  Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus included in Amendment No. 1 to the Registration Statement, as filed with the Commission on June 28, 2010.

1.
In reference to your proposal to structure the Asset Purchase Agreement pertaining to the acquisition by the Company of certain portfolio investments from the Legacy Funds to include a subsequent payment obligation on the part of the Company which may be satisfied in cash and/or in stock, based upon the extent to which the underwriters’ over-allotment option is exercised (the “Subsequent Payment Obligation”), please provide your analysis regarding whether the Legacy Investors who may receive cash payments as a result of the Subsequent Payment Obligation should be deemed to be underwriters in connection with the Company’s initial public offering.

Mr. Kevin C. Rupert
July 9, 2010

The Company advises the Staff on a supplemental basis that it does not believe that any of the Legacy Investors who elect to participate in the Subsequent Payment Obligation would fall within the definition of “underwriter” set forth in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), as no Legacy Investor will have purchased any shares of the Company’s common stock with a view towards distribution, offered or sold such shares in connection with a distribution, or directly or indirectly participated in any such undertaking.  Specifically, no Legacy Investor will be a party to either the Asset Purchase Agreement or the underwriting agreement pertaining to the Company’s initial public offering.  In addition, no Legacy Investor will receive either actual or beneficial ownership of any shares that may be sold by the Company to the underwriters upon exercise of the over-allotment option.  Furthermore, any exercise of the over-allotment option will be at the sole discretion of the underwriters, with no input from any Legacy Investors.  While the Company acknowledges that it could structure the Asset Purchase Agreement to include an upfront cash payment to the Legacy Investors in lieu of undertaking the Subsequent Payment Obligation, the Company believes doing so would unfairly place the risk that the over-allotment option is not exercised in full squarely on those investors who acquire shares of the Company in its initial public offering.

2.	Please explain why the issuance of securities to the Legacy Investors pursuant to the Asset Purchase Agreement should not be viewed as a PIPE transaction.

The Company does not believe that the issuance of securities to the Legacy Investors pursuant to the Asset Purchase Agreement represents a private investment in public equity, or “PIPE” transaction, as the issuance of such securities is not contingent upon effectiveness of the Registration Statement or completion of the Company’s proposed initial public offering.  In particular, in a typical PIPE transaction, an investor commits to purchase securities in a private placement transaction, the consummation of which is contingent upon effectiveness of the registration statement under the Securities Act that registers the resale of such securities by the acquiring investor.  While the Legacy Investors will receive their securities from the Company pursuant to a valid private placement transaction conducted in accordance with Regulation D under the Securities Act, the issuance of such securities pursuant to the Asset Purchase Agreement will occur prior to the filing of the Company’s election to be regulated as a business development company and effectiveness of the Registration Statement.  In the event the Company fails to complete its initial public offering thereafter, the transactions contemplated by the Asset Purchase Agreement, including the issuance of securities to the Legacy Investors, will have already been completed.  In addition, unlike a typical PIPE transaction, the Legacy Investors will have no registration rights with respect to the securities they receive pursuant to the Asset Purchase Agreement.  In contrast, all such securities will be subject to contractual lock-up periods imposed by the underwriters, as well as the resale restrictions imposed under Rule 144 under the Securities Act.

Mr. Kevin C. Rupert
July 9, 2010

The Company further advises the Staff on a supplemental basis that it does not believe that the integration of the issuance of shares to the Legacy Investors pursuant to the Asset Purchase Agreement and the issuance of shares in connection with the Company’s initial public offering would be appropriate in view of the differing purposes of both issuances of common stock and the Staff’s recent guidance regarding integration set forth in Section II.C of Commission Release No. 33-8828.  In particular, under the five-factor test set forth in Rule 502(a) of Regulation D, the issuance of shares pursuant to the Asset Purchase Agreement and in connection with the Company’s initial public offering (i) do not represent a single plan of financing, in that no cash proceeds will be received for the shares issued to the Legacy Investors, (ii) do not involve the same type of consideration, as the Legacy Investors will be contributing the Legacy Portfolio while public investors will be paying cash for the Company’s shares, and (iii) are not being made for the same purpose, as the Asset Purchase Agreement pertains to the acquisition of the Legacy Portfolio while the initial public offering is intended to raise cash to permit the Company to operate as a public business development company.

In addition, consistent with the Staff’s guidance provided in Section II.C of Commission Release No. 33-8828, the Legacy Investors will make any investment decisions pertaining to the Asset Purchase Agreement through their “substantive, pre-existing relationship[s] with the [C]ompany” and its principals, who managed the Legacy Funds, rather than as a result of the Registration Statement pertaining to the Company’s initial public offering.  In addition, the Legacy Investors will be irrevocably committed to receive the securities to which they are entitled under the Asset Purchase Agreement well in advance of the date on which such securities are issued to them.  For the foregoing reasons, the Company believes that the issuance of shares to the Legacy Investors pursuant to the Asset Purchase Agreement represents a distinct and valid private placement under either Section 4(2) under the Securities Act or Rule 506 under Regulation D, and should not be viewed as being integrated with the Company’s proposed initial public offering.

3.
We note that the subsequent payment obligation could be viewed as a right to subscribe for additional shares of the Company’s common stock.  Please explain why the subsequent payment obligation complies with the limitations on the use of such rights under Section 61 of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Company does not believe that the Subsequent Payment Obligation represents a right to receive shares of the Company’s common stock within the meaning of Section 61 of the 1940 Act, as neither the Legacy Investors nor the Company will have any discretion over or ability to influence the nature of the additional compensation the Legacy Investors may receive under the Subsequent Payment Obligation.  Specifically, the nature of the additional compensation (i.e., either cash, stock, or a combination of both) payable to the Legacy Investors under the Subsequent Payment Obligation will be determined solely by the extent to which the underwriters exercise the over-allotment option.  Neither the Company, nor the Legacy Investors, will have any control or influence over the underwriters’ decision with respect to any exercise of the over-allotment option.

Mr. Kevin C. Rupert
July 9, 2010

Notwithstanding the foregoing, the Company advises the Staff on a supplemental basis that underwriters’ over-allotment option will expire thirty days after pricing of the Company’s initial public offering.  As a result, even if the Subsequent Payment Obligation were to be viewed as a “right” within the meaning of Section 61 of the 1940 Act, the Company believes that it would fall within the exception for rights that expire not later than 120 days after their issuance under Section 18(d) under the 1940 Act, as the ability to participate in the Subsequent Payment Obligation will have been made available to each of the Legacy Investors, who will be the sole equity holders of the Company at the time the Asset Purchase Agreement and the transactions contemplated thereby are consummated.

4.
We note that certain of the Legacy Investors that may receive cash and/or shares of the Company’s common stock through the Subsequent Payment Obligation may be deemed to be affiliates of the Company, within the meaning of the 1940 Act.  Please explain why the consummation of the Subsequent Payment Obligation would comply with the requirements of Section 57 of the 1940 Act.

The Company does not believe that the issuance of cash and/or stock to certain of the Legacy Investors under the Subsequent Payment Obligation represents a “joint transaction” in violation of either Sections 57(a)(4) and (d)(4) of the 1940 Act, as the nature and amount of any payments made pursuant to the Subsequent Payment Obligation will be made pursuant to the terms of the Asset Purchase Agreement entered into prior to the filing of the Company’s election to be regulated as a business development company.  In addition, neither the Company, nor the Legacy Investors, will have any discretion or influence over the nature of the payments (i.e., cash, stock, or a combination of both) received by the Legacy Investors under the Subsequent Payment Obligation, which will be determined solely by the extent to which the underwriters exercise the over-allotment option.  Notably, the underwriters will not be a party to the Asset Purchase Agreement from which the Subsequent Payment Obligation derives.  As a result, the Company believes that the issuance of cash and/or shares to the Legacy Investors pursuant to the Subsequent Payment Obligation should be viewed no differently than any other transaction directly between a business development company and an affiliate, where no external third party is involved, which transactions generally do not raise “joint transaction” concerns under Sections 57(a)(4) or (d)(4) of the 1940 Act.

Notwithstanding the foregoing, the Company advises the Staff on a supplemental basis that no single Legacy Investor will control 25% or more of the Company’s common stock after completion of the transactions contemplated by the Asset Purchase Agreement.  In addition, while a small number of Legacy Investors will hold greater than 5% of the Company’s common stock after completion of the transactions contemplated by the Asset Purchase Agreement, the Company confirms to the Staff that it intends to submit the Asset Purchase Agreement, including the Subsequent Payment Obligation, for approval by its Board of Directors prior to execution in accordance with the requirements set forth in Section 57(f) under the 1940 Act.  The Company confirms that the board resolutions approving the Asset Purchase Agreement will specifically authorize the consummation of the transactions contemplated thereby for the purposes of Section 57(f).  The Company therefore believes that even if the issuance of cash and/or stock under the Subsequent Payment Obligation is viewed as a “joint transaction” under Section 57(d)(4) of the 1940 Act, the board approval thereof, including by a majority of the directors who are not “interested persons” of the Company within the meaning of the 1940 Act, would satisfy the terms of the safe-harbor provided by Section 57(f).

Mr. Kevin C. Rupert
July 9, 2010

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	John Stuart / Full Circle Capital Corporation
John Mahon / Sutherland Asbill & Brennan LLP